Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Third Quarter 2022

November 16, 2022

Hamilton, Bermuda, November 16, 2022 - Golden Ocean Group Limited (NASDAQ/OSE: GOGL) (the “Company” or “Golden Ocean”), the world's leading owner of large size dry bulk vessels, today announced its unaudited results for the three and nine months period ended September 30, 2022.

Highlights

▪	Net income of $104.6 million and earnings per share of $0.52 for the third quarter of 2022 compared with net income of $163.7 million and earnings per share of $0.82 for the second quarter of 2022.
▪	Adjusted EBITDA[1] of $118.2 million for the third quarter of 2022, compared with $191.6 million for the second quarter of 2022.
▪
Reported TCE[2] rates for Capesize and Panamax/Ultramax vessels of $22,658 per day and $23,562 per day, respectively, in the third quarter of 2022. Reported TCE rate for the total fleet of $23,017 per day.

▪	Completed the sale of two Ultramax vessels Golden Cecilie and Golden Cathrine, and recorded a gain of $21.9 million, and net cash proceeds of $43.0 million.
▪	Announced a share buy-back program of up to $100.0 million.
▪	Estimated TCE rates, inclusive of charter coverage, calculated on a load-to-discharge basis are approximately:
▪	$23,100 per day for 75% of Capesize available days and $19,100 per day for 78% of Panamax available days for the fourth quarter of 2022; and
▪	$21,300 per day for 4% of Capesize available days and $21,150 per day for 21% of Panamax available days for the first quarter of 2023.
▪
Announced a cash dividend of $0.35 per share for the third quarter of 2022, payable on or about December 5, 2022 to shareholders of record on November 28, 2022. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about December 7, 2022.

Ulrik Andersen, Chief Executive Officer, commented:

“While geopolitical and macroeconomic factors present a challenging backdrop, Golden Ocean generated solid results in the third quarter. Our modern, fuel-efficient vessels command a significant premium to benchmark earnings, a factor that has helped us consistently outperform the market this year. Based on our contracted charter coverage, we expect to generate strong results in the fourth quarter of 2022 ahead of an expected seasonal slowdown in the first quarter of next year. Our strong earnings generation potential, combined with an expectation for historically low fleet growth, gives us confidence in our positive long-term outlook. This is reflected in our continued commitment to returning dividends to our shareholders and in our recently announced share buy-back program.”

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2022
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Fleet Development & Performance

As of the date of this report, the Company's fleet consists of 95 vessels, including ten newbuildings, with an aggregate capacity of approximately 13.6 million deadweight tonnes (“dwt”). The Company's fleet consists of:

a.	76 vessels owned by the Company (48 Capesize and 28 Panamax vessels);
b.	Eight Capesize vessels chartered in on long-term leases with profit-sharing arrangements;
c.	One Ultramax vessel chartered in; and
d.	Ten 85,000 dwt Kamsarmax vessels on order.

In June 2022, the Company entered into an agreement to sell two Ultramax vessels, Golden Cecilie and Golden Cathrine, to an unrelated third party for an aggregate sales price of $63.0 million. The vessels were delivered to their new owner in the third quarter of 2022. The Company recorded a gain of $21.9 million from the vessel sales in the third quarter of 2022.

As of the date of this report, the Company had ten vessels under construction and outstanding contractual commitments of $261.5 million due by the first quarter of 2025.

The Company’s estimated TCE rates for the fourth quarter of 2022 are $23,100 per day for 75% of available days for Capesize vessels and $19,100 per day for 78% of available days for Panamax vessels. These estimates are forward looking statements and are based on time charter contracts entered by the Company as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage from the commencement of loading to the completion of discharge. The actual TCE rates to be earned will depend on the number of contracted days as well as the number of ballast days at the end of the period when a vessel is sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for any ballast days or uncontracted days at the end of the fourth quarter of 2022. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

Golden Ocean has, in the first quarter of 2023, secured 4% of total days at an average rate of $21,300 per day for Capesize vessels and 21% of total days for Panamax vessels at an average rate of $21,150 per day.

Corporate Development

In October 2022, the Company introduced a share buy-back program of up to $100.0 million to purchase up to an aggregate of 10,000,000 of the Company's common shares for a period up to 12 months, commencing October 4, 2022.

The Company announced today a cash dividend of $0.35 per share in respect of the third quarter of 2022, which is payable on or about December 5, 2022, to shareholders of record on November 28, 2022. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about December 7, 2022.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2022
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Third Quarter 2022 Results

Third quarter 2022 Income Statements

The Company reported net income of $104.6 million and earnings per share of $0.52 (basic) for the third quarter of 2022, compared with net income of $163.7 million and earnings per share of $0.82 (basic) for the second quarter of 2022.

Adjusted EBITDA was $118.2 million for the third quarter of 2022, a decrease of $73.4 million from $191.6 million for the second quarter of 2022.

Operating revenues were $282.0 million in the third quarter of 2022, a decrease of $34.7 million from $316.7 million in the second quarter of 2022. Six vessels were in drydock during the third quarter of 2022 compared to one vessel in drydock during the second quarter of 2022, contributing to an increase in off-hire days from 187 days in the second quarter of 2022 to 272 days in the third quarter of 2022. Voyage expenses increased by $19.8 million to $86.5 million compared to the second quarter of 2022, primarily due to historically inflated bunker prices during the summer 2022.

The Company achieved an average TCE rate for the fleet of $23,017 per day in the third quarter of 2022 compared to $29,431 per day in the second quarter of 2022.

Gain from sale of vessels of $21.9 million was recorded in the third quarter of 2022 related to the sales of Golden Cecilie and Golden Cathrine. In the second quarter of 2022 gain from sale of $9.5 million was recorded related to the sales of Golden Empress, Golden Enterprise and Golden Endeavour.

Ship operating expenses amounted to $59.3 million in the third quarter of 2022 compared with $50.4 million in the second quarter of 2022. In the third quarter of 2022, ship operating expenses mainly consisted of $46.7 million in running and other sundry expenses (compared to $45.3 million of running expenses in the second quarter of 2022) and $6.2 million in drydocking expenses ($0.6 million in the second quarter of 2022). Running expenses mainly consisted of crew costs, repair and maintenance, spares and insurance. The impact of COVID-19 on crewing cost decreased significantly in the period. In addition, investments in digitalization and energy saving initiatives of $2.0 million were recorded.

Charter hire expenses were $19.2 million in the third quarter of 2022 compared with $15.4 million in the second quarter of 2022. The increase in charter hire expenses was mainly due to the increase in short-term chartered-in vessels during the quarter.

Administrative expenses decreased to $4.8 million in the third quarter of 2022 compared with $5.5 million in the second quarter of 2022, primarily due to a reduction in personnel expenses compared to the second quarter of 2022. Depreciation was $32.5 million in the third quarter of 2022, largely unchanged compared to the second quarter of 2022.

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Net interest expense increased to $14.4 million in the third quarter of 2022, compared with $11.9 million in the second quarter of 2022, primarily due to an increase in SOFR and LIBOR reference rates during the period.

In the third quarter of 2022, the Company recorded a $11.4 million net gain on derivatives. This related to a $14.3 million gain on USD interest rate swaps, partly offset by a $2.9 million loss on forward freight and bunker derivatives.

The Company recorded a gain from associated companies of $5.9 million in the third quarter of 2022, mainly related to gains from its investments in TFG Marine Pte. Ltd (“TFG”) and United Freight Carriers LLC (“UFC”).

Third quarter 2022 Cash Flow Statements and Balance Sheet as of September 30, 2022

As of September 30, 2022, the Company had cash and cash equivalents of $132.3 million, including restricted cash balances of $3.0 million, representing a decrease of $36.1 million compared with June 30, 2022. In addition, the Company had $100.0 million in undrawn available capacity under its revolving credit facilities.

During the third quarter of 2022, cash provided by operating activities amounted to $98.7 million, which included a negative working capital change of $5.0 million and dividends received from associates of $6.6 million.

For the third quarter of 2022, total net cash provided by investing activities was $36.6 million and was primarily related to $61.7 million in proceeds net of commissions from the sales of Golden Cecilie and Golden Cathrine, partly offset by $23.9 million in installment payments for newbuilding contracts.

Net cash used in financing activities was $171.3 million in the third quarter of 2022. This included the $24.0 million in scheduled debt repayments, and $6.8 million of scheduled finance leases repayments. In connection with the sale of Golden Cecilie and Golden Cathrine, a total of related debt of $20.0 million was repaid in the third quarter. Additionally, the Company recorded dividend payments of $120.5 million in the third quarter of 2022.

As of September 30, 2022, the book value of long-term debt was $1,154.5 million, including the current portion of long-term debt of $94.5 million. The book value of finance lease obligations was $110.3 million, including the current portion of finance lease obligations of $18.1 million.

The Dry Bulk Market

During the third quarter of 2022, dry bulk rates decreased primarily due to the continued easing of port congestion, which increased effective fleet supply, and which decreased global trade in certain commodities, including construction-related materials and agribulks. The impact of the decreased demand for certain commodity cargoes was partly offset by coal volumes traveling longer distances as a result of the European Union ban on Russian imports and a global focus on energy security. Notably, high fuel prices also impacted the dry bulk market, which was reflected in sailing speeds that continued to decline in the third quarter of 2022, as well as the difference in average time charter equivalent rates earned by modern, fuel-efficient vessels compared to older tonnage.

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In the third quarter of 2022, global dry bulk fleet utilization (calculated as total tonne-mile demand divided by total available fleet capacity) was 87.3%, a decrease from 91.5% in the prior quarter, according to Maritime Analytics. Rather than a result of lower demand, the main cause of the decrease in fleet utilization was decreased port congestion, which increased effective fleet supply. Indeed, total seaborne transportation of dry bulk goods was 1,215 mt in the third quarter of 2022, representing a 4.3% increase from 1,165 mt in the second quarter of 2022 and a 1.3% decrease from 1,231 mt in the third quarter of 2021.

Chinese steel production decreased by 9.9% in the third quarter of 2022 compared to the prior quarter, due primarily to decreased demand for construction-related materials from the Chinese real estate sector. Despite the decrease in steel production, Chinese iron ore imports increased by 7.3% in the third quarter of 2022 compared to the prior quarter, and by 1.8% compared to the elevated import levels in third quarter of 2021. In the meantime, Indian steel production growth has remained steady, with production increasing by 1.6% in the third quarter of 2022 compared to the same quarter in the prior year as the Indian government targets to double steel production capacity by 2030.

Seaborne transportation of coal partly helped to offset the growth in effective fleet supply. Although coal imports increased in line with seasonal trends in the third quarter of 2022, remaining largely unchanged compared to the third quarter of 2021, the coal trade has been significantly impacted by sanctions imposed on the import of Russian coal by EU members. Combined with the concerns over disruptions in Russian natural gas supplies to Europe, the need for energy security has boosted the demand for coal globally. Although Chinese coal demand decreased by 10.2% compared to same period in the prior year, strong demand growth came from India (increase of 22.1%), Taiwan (increase of 15.4%), and Europe (increase of 4.7%). In addition to causing increased demand for coal, volumes are being sourced from increasingly distant sources, thereby increasing tonne-mile demand.

Continued demand for thermal coal is expected following the damage to the Nord Stream natural gas pipeline in Europe and the ongoing war in Ukraine. Although the trade is changing rapidly, particularly ahead of the winter months, sailing distances have increased since the start of the war and tonne miles are expected to grow further in 2023. While coal is not favored by developed economies for power generation, it has been a critical part of the energy mix for emerging economies and has been the source of 70% of total Chinese electricity output thus far this year, a percentage that is expected to increase during the winter months. According to Maritime Analytics, thermal coal demand is forecast to increase at a growth rate of 4.9% and 8.8% in 2022 and 2023, respectively.

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Transportation of essential agribulks, which represented 11.9% of total seaborne volumes in the third quarter of 2022, decreased by 2.7% compared to the second quarter of 2022 and by 6.0% compared to the third quarter of 2021. While the war in Ukraine has increased sailing distances for cargoes, soybean trade has dropped significantly compared to the prior year, led by a decrease in Chinese consumption. Global argibulk demand growth is expected to decline by 0.2% in 2022 before rebounding by 6.0% in 2023. Other minor bulks declined by 0.2% compared to the second quarter of 2022 and by 0.1% compared to the third quarter of 2021 as exports of various minor bulks from Ukraine and Russia were impacted.

The global fleet of dry bulk vessels amounted to 964.1 million dwt at the end of the third quarter of 2022, absorbing a net increase of 6.4 million dwt in the quarter, unchanged compared to 7.0 million dwt in the second quarter of 2022 and 8.4 million dwt in the third quarter of 2021. Effective fleet capacity grew in excess of fleet growth as port congestion continued to ease in the third quarter of 2022. In the third quarter of 2022, Capesize and Panamax vessels spent an average of 2.4 days waiting in port, in line with historical standards, compared to an average of 3.0 days in the third quarter of 2021. Newbuilding ordering levels continued to decline in the third quarter of 2022, with only 3.4 million dwt of vessels ordered, the lowest quarterly amount since the first quarter of 2017 and the fourth sequential quarterly decline in ordering. The orderbook as a percentage of the global fleet stood at 7.3% at quarter-end, a decrease from 8.1% as of the end of the third quarter of 2021 and an average of 27.8% over the last 20 years. The orderbook is presently at the lowest level in 30 years.

Strategy and Outlook

While conditions may remain challenged with rising inflation and interest rate hikes driving expectations for slower global GDP growth, supportive factors exist that will help to maintain a balance in the market. Although a near-term surge in freight rates is unlikely, the dramatic change in the coal market environment and early signs of a stabilization in Chinese residential construction backed government policy are supportive factors. More importantly, supply-side dynamics are as positive as they have been for decades.

The International Monetary Fund ("IMF") forecasts global GDP to grow by 3.2% and 2.7% in 2022 and 2023, respectively, following successive downward revisions driven by inflation, geopolitical tensions and tightening monetary policy. Growth forecasts for the emerging Asian economies have also been reduced to 4.4% and 4.9% for 2022 and 2023, respectively. Nevertheless, the revised forecasts remain healthy by historical standards and should support steady baseline dry bulk commodity demand. Notably, India's GDP is forecast to grow by 6.8% and 6.1% in 2022 and 2023, respectively. Inflation is expected to decrease to 6.5% and 4.1% in 2023 and 2024, respectively, according to the IMF. Although global tonne-mile demand is forecast to remain unchanged year-over-year in 2022, it is forecast to rebound strongly by 3.9% in 2023, according to Maritime Analytics. While risk remain to forecasts, due in part to the effectiveness of monetary policy, opinions on the duration and severity of a global downturn differ significantly depending on source.

In contrast to a less certain short-term demand outlook, the outlook for fleet supply is positive. Setting aside the potential increase in fleet inefficiency due to supply chain and logistical issues and protocols related to COVID-19, the introduction of the Energy Efficiency Existing Ship Index, or EEXI, by the International Maritime Organization is expected to have a significant effect on fleet efficiency. Commencing in 2023, all vessels in the global fleet will be required to meet new energy efficiency standards. Most vessels built before 2014 will have limited options to meet the EEXI standards aside from reducing their sailing speeds. This gives further potential for early retirement of less efficient vessels that cannot meet the new standards. In the current market environment, modern, fuel-efficient vessels and vessels fitted with exhaust gas cleaning systems are earning a substantial premium compared to older tonnage due to elevated fuel prices and fuel spreads.

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An orderbook at a 30-year low as a percentage of the operating fleet is also highly supportive of expectations for an improving freight market. After growing by 2.0% thus far in 2022 and by approximately 4.2% per year on average over the last decade, the global dry bulk fleet is forecast to grow by 2.9% in 2023 and just 1.8% in 2024, well below organic replacement levels. Depending on the impact of the EEXI standards, fleet growth may slow even further as nearly 20% of the vessels in the global fleet will be 15 years of age or older, making them less commercially viable than their modern counterparts. This figure decreases to 16.5% of the global Capesize and Panamax segments but remains a significant portion of the fleet by any measure.

Through the first nine months of 2022, just 8.4 million dwt of new Capesize and Panamax vessels have been ordered, representing less than 1.3% of the global fleet as of the start of the year. Despite the recent declines in steel prices, newbuilding prices have remained at elevated levels due to limited yard capacity. The Company does not anticipate a dramatic surge in newbuilding orders given the historically high newbuilding prices, scarcity of competitive financing, capacity limits on shipyards and question marks over truly futureproof technology.

The Company is closely monitoring macro-economic factors and potential impacts on the dry bulk trades and is well-positioned in the near term, with profitable charter coverage for most of its available days in the fourth quarter of 2022. The Company expects the market environment to be softer in the short term and to experience seasonal weakness in the first half of 2023 before recovering over the course of next year.

With a best-in-class fleet focused exclusively on the large vessel classes, Golden Ocean has significant operating leverage. Over the last 18 months, the Company has actively grown and renewed its fleet, disposing of several older vessels and acquiring or placing orders for 28 modern vessels. The Company is the largest listed owner of large-size dry bulk vessels, with an average age of approximately 6.5 years including newbuilding vessels. In addition to increasing the Company’s cash generation potential by virtue of a larger fleet, the recent vessel transactions will ensure that its fleet benefits from superior fuel economy and remains highly competitive for years to come.

Golden Ocean has been able to generate strong cash flows due to its industry-leading cash breakeven levels and its active approach to chartering its fleet amid volatile market conditions. The Board of Directors remains committed to returning value to its shareholders through dividends. While the amount and timing of any future dividend payments will be based on Company's results, investment opportunities and the prevailing market conditions, the Company intent to distribute a significant portion of its earnings.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2022
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The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
November 16, 2022

Questions should be directed to:
Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 40

Peder Simonsen: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 40

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2022
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Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company is taking advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. This earnings report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

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In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, include among other things: the Company’s future operating or financial results; the Company’s continued borrowing availability under its debt agreements and compliance with the covenants contained therein; the Company’s ability to procure or have access to financing, the Company’s liquidity and the adequacy of cash flows for the Company’s operations; the Company’s ability to successfully employ its existing and newbuilding dry bulk vessels and replace its operating leases on favorable terms, or at all; changes in the Company’s operating expenses and voyage costs, including bunker prices, fuel prices (including increases costs for low sulfur fuel), dry docking, crewing and insurance costs; the Company’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of the Company’s vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue); planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; risks associated with vessel construction; the Company’s expectations regarding the availability of vessel acquisitions and its ability to complete acquisition transactions planned; vessel breakdowns and instances of off-hire; potential differences in interest by or among certain members of the Company’s board of directors, or the Board, executive officers, senior management and shareholders; potential liability from pending or future litigation; potential exposure or loss from investment in derivative instruments; general dry bulk shipping market trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the dry bulk shipping industry, including the market for the Company’s vessels and the number of newbuildings under construction; the strength of world economies; stability of Europe and the Euro; the overall impact of inflation and the rising interest rates and foreign exchange rates; changes in seaborne and other transportation; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, climate-related (acute and chronic), damage to storage or receiving facilities, political instability, terrorist attacks, piracy or international hostilities, including the ongoing aggression between Russia and Ukraine; the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance practices; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F for the year ended December 31, 2021.

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

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INTERIM FINANCIAL INFORMATION

THIRD QUARTER 2022

Index
Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

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GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations
(in thousands of $, except per share data)	Three months ended September 30, 2022	Three months ended June 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Operating revenues
Time charter revenues	125,776	183,393	188,764	471,017	394,282
Voyage charter revenues	155,614	132,985	198,618	391,772	425,841
Other revenues	659	287	236	1,109	1,250
Total operating revenues	282,049	316,665	387,618	863,898	821,373

Gain from disposal of vessels	21,856	9,516	4,860	31,372	4,860
Other operating income (expenses)	—	—	792	(413)	4,351

Operating expenses
Voyage expenses and commissions	86,460	66,628	81,734	209,361	183,922
Ship operating expenses	59,336	50,369	52,371	167,870	151,271
Charter hire expenses	19,179	15,380	31,240	44,862	78,312
Administrative expenses	4,787	5,497	4,602	15,411	13,322
Impairment loss on vessels	—	—	—	—	4,187
Depreciation	32,477	32,534	33,299	97,445	90,345
Total operating expenses	202,239	170,408	203,246	534,949	521,359

Net operating income	101,666	155,773	190,024	359,908	309,225

Other income (expenses)
Interest income	725	240	76	1,020	330
Interest expense	(15,131)	(12,113)	(10,846)	(37,285)	(29,400)
Gain on derivatives	11,391	7,127	5,598	37,268	29,254
Equity results of associated companies	5,900	12,666	11,076	33,020	14,607
Other financial items	49	86	(569)	(193)	(533)
Net other income (expenses)	2,934	8,006	5,335	33,830	14,258
Net income before income taxes	104,600	163,779	195,359	393,738	323,483
Income tax expense	35	30	30	100	80
Net income	104,565	163,749	195,329	393,638	323,403

Per share information:
Earnings per share: basic	$0.52	$0.82	$0.97	$1.96	$1.71
Earnings per share: diluted	$0.52	$0.81	$0.97	$1.95	$1.70

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

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GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of $)	As of September 30, 2022	As of June 30, 2022	As of December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	129,270	163,981	197,032
Restricted cash	2,985	4,340	12,985
Other current assets	192,090	186,784	159,373
Total current assets	324,345	355,105	369,390
Vessels and equipment, net	2,718,422	2,744,961	2,880,321
Vessels held for sale	—	39,884	—
Newbuildings	73,583	49,830	35,678
Finance leases, right of use assets, net	87,356	91,123	98,535
Operating leases, right of use assets, net	27,330	25,652	19,965
Other long-term assets	93,475	81,150	50,288
Total assets	3,324,511	3,387,705	3,454,177

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	94,460	96,070	105,864
Current portion of finance lease obligations	18,106	18,517	21,755
Current portion of operating lease obligations	14,754	11,695	13,860
Other current liabilities	103,191	103,943	106,594
Total current liabilities	230,511	230,225	248,073
Long-term debt	1,060,001	1,101,399	1,156,481
Non-current portion of finance lease obligations	92,241	96,823	105,975
Non-current portion of operating lease obligations	19,481	21,150	14,907
Total liabilities	1,402,234	1,449,597	1,525,436
Equity	1,922,277	1,938,108	1,928,741
Total liabilities and equity	3,324,511	3,387,705	3,454,177

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

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GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements

(in thousands of $)	Three months ended September 30, 2022	Three months ended June 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Net income	104,565	163,749	195,329	393,638	323,403
Adjustments to reconcile net income to net cash provided by operating activities;
Gain from disposal of vessels	(21,856)	(9,516)	(4,860)	(31,372)	(4,860)
Depreciation	32,477	32,534	33,299	97,445	90,345
Impairment loss on vessels	—	—	—	—	4,187
Dividends from associated companies	6,626	945	—	14,123	—
Equity results from associated companies	(5,900)	(12,666)	(11,076)	(33,020)	(14,607)
Amortization of time charter party out contracts	—	—	45	—	1,055
Mark to market value on derivatives	(12,975)	(7,541)	(2,797)	(39,446)	(13,205)
Other, net	707	1,271	(896)	946	(4,322)
Change in operating assets and liabilities	(4,963)	(13,300)	(8,559)	(24,532)	(40,754)
Net cash provided by operating activities	98,681	155,476	200,485	377,782	341,242
Investing activities
Additions to vessels and right of use assets	(1,275)	(848)	(802)	(3,517)	(289,744)
Additions to newbuildings	(23,915)	(13,727)	—	(37,642)	(116,445)
Repayments of loans receivable from related parties	—	—	—	5,350	—
Proceeds from sale of vessels	61,740	51,479	—	113,219	17,652
Other investing activities, net	2	939	939	943	961
Net cash provided by (used in) investing activities	36,552	37,843	137	78,353	(387,576)

Financing activities
Repayment of long-term debt	(43,986)	(305,418)	(434,866)	(382,634)	(538,173)
Proceeds from long-term debt	—	275,000	435,000	275,000	497,975
Net proceeds from share distributions	—	828	62	828	636
Debt fees paid	—	(2,750)	(4,432)	(2,750)	(4,432)
Net proceeds from share issuance	—	—	—	—	352,225
Dividends paid	(120,531)	(100,443)	(100,218)	(401,366)	(150,322)
Repayment of finance leases	(6,782)	(7,936)	(8,523)	(22,975)	(24,215)
Net cash provided by (used in) financing activities	(171,299)	(140,719)	(112,977)	(533,897)	133,694
Net change	(36,066)	52,600	87,645	(77,762)	87,360
Cash, cash equivalents and restricted cash at start of period	168,321	115,721	174,817	210,017	175,102
Cash, cash equivalents and restricted cash at end of period	132,255	168,321	262,462	132,255	262,462

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2022
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GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $, except for the share data)	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Number of shares outstanding
Balance at beginning of period	200,435,621	143,327,697
Shares issued	—	56,917,924
Distribution of treasury shares	450,000	190,000
Balance at end of period	200,885,621	200,435,621

Share capital
Balance at beginning of period	10,061	7,215
Shares issued	—	2,846
Balance at end of period	10,061	10,061

Treasury shares
Balance at beginning of period	(4,309)	(5,386)
Share distribution	2,568	1,077
Balance at end of period	(1,741)	(4,309)

Additional paid in capital
Balance at beginning of period	285	979
Shares issued	—	349,379
Stock option expense	436	467
Transfer to contributed surplus	—	(350,671)
Balance at end of period	721	154

Contributed capital surplus
Balance at beginning of period	1,762,649	1,732,670
Distributions to shareholders	(180,392)	(150,322)
Transfer from additional paid in capital	—	350,671
Balance at end of period	1,582,257	1,933,019

Accumulated earnings (deficit)
Balance at beginning of period	160,055	(366,722)
Distributions to shareholders	(220,974)	—
Distribution treasury shares	(1,740)	(443)
Net income	393,638	323,403
Balance at end of period	330,979	(43,762)

Total equity	1,922,277	1,895,163

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2022
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GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Euronext Oslo Stock Exchange.

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission on March 24, 2022.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2021.

3. Earnings per share

Basic earnings per share amounts for the three and nine months ended September 30, 2022, are based on the weighted average number of shares outstanding of 200,885,621 and 200,656,500, respectively. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

As of September 30, 2022, total outstanding share options were 650,000, which for the three and nine months ended September 30, 2022, were dilutive under the treasury stock method by 624,661 and 547,143 shares, respectively.

4. Vessels and equipment, net and vessels held for sale

In February 2022, the Company entered into an agreement to sell three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour, to an unrelated third party for an aggregate sale price of $52.0 million. In April and May 2022, the three Panamax vessels were delivered to their new owner. The Company recorded a gain of $9.5 million from the sale in the second quarter of 2022.

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In June 2022, the Company entered into an agreement to sell two Ultramax vessels, Golden Cecilie and Golden Cathrine, to an unrelated third party for an aggregate sale price of $63.0 million. The vessels were delivered to their new owner in the third quarter of 2022. The Company recorded a gain of $21.9 million from the sale upon delivery of vessels.

5. Newbuildings

As of September 30, 2022, the Company had capitalized costs of $73.6 million relating to construction contracts for ten Kamsarmax newbuildings.

6. Leases

As of September 30, 2022, the Company had 11 vessels chartered-in long-term where the Company is the lessee. Seven of eight vessels chartered in from SFL Corporation Ltd. (NYSE: SFL) (“SFL”), a related party, were classified as finance leases. For the nine months ended September 30, 2022, the Company made a total repayment of $23.0 million to SFL in connection with these leases.

In February 2022, the Company exercised the option to extend the contracts for the vessels Admiral Schmidt and Vitus Bering for one year each. Further, in May 2022, the Company signed a memorandum of agreement with owners of Admiral Schmidt and Vitus Bering, whereby the Company redelivered the vessels to their owners for a period of up to six months. The charterparty agreements remain unchanged and stay in force subject to the aforementioned memoranda of agreement. Exercise of extension options and suspension of the charter contract resulted in a reassessment of lease liabilities which was recorded as additions to right of use assets and right of use liabilities in the total amount of $9.5 million.

In the third quarter of 2022, the Company exercised the option to extend the charter for the Ultramax vessel Golden Hawk for one year at a daily rate of $14,200.

As of September 30, 2022, the Company’s book value of finance lease obligations was $110.3 million, including the current portion of $18.1 million.

7. Equity securities

The Company has an investment in Eneti Inc., a company engaged in marine based renewable energy and listed on the New York Stock Exchange (NYSE: NETI) (“Eneti”). In the first nine months of 2022, the Company recognized a loss of $0.2 million based on the decrease of Eneti’s share price. The mark to market loss is reported under other financial items in the Company’s interim condensed consolidated statements of operations.

The Company has an equity investment of 16.4% of the shares in SwissMarine Pte. Ltd. (“SwissMarine”), a dry bulk freight operator. The Company’s ownership in SwissMarine was diluted in the first quarter of 2022 from 17.5% to 16.4%. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $49.0 million as of September 30, 2022.

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For the three and nine months ended September 30, 2022, the Company recorded equity in earnings of SwissMarine of $17 thousand and $20.0 million respectively. During the first nine months of 2022, the Company received dividends from SwissMarine totaling $9.8 million, which was recorded as a reduction of investments. In addition, a subordinated shareholder loan of $5.4 million was fully repaid by SwissMarine to the Company in the first quarter of 2022.

The Company has an equity investment of 10% of the shares in TFG Marine Ltd (“TFG”), a bunkering procurement joint venture company between Golden Ocean, Frontline Ltd. and Trafigura Pte Ltd. The Company has also provided a shareholder loan of $0.9 million to TFG with a five-year term, maturing in 2024. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $8.0 million as of September 30, 2022.

The Company has an equity investment of 50% of the shares in United Freight Carriers LLC, a dry cargo vessel operator and logistics service provider (“UFC”). The Company accounts for this investment under the equity method. During the first nine months of 2022, the Company received dividends from UFC totaling $4.3 million, which were recorded as a reduction of investments, and the book value of the investment amounted to $2.8 million as of September 30, 2022.

8. Long-term debt

As of September 30, 2022, the Company’s book value and outstanding principal of long-term debt was $1,154.5 million and $1,166.1 million, respectively. The current portion of long-term debt was $94.5 million.

In May 2022, the Company signed a loan agreement for a $275.0 million credit facility with a group of leading shipping banks to refinance debt secured by 14 Capesize vessels. The new financing has an interest rate of Secured Overnight Financing Rate (“SOFR”) plus 190 basis points, which, based on the historical spread between London Interbank Offered Rate (“LIBOR”) and SOFR reference rates corresponds to a LIBOR based credit margin of around 165 basis points. The new facility was fully drawn in the second quarter of 2022, thereby fully refinancing the outstanding amount of $265.6 million.

9. Share capital

As of September 30, 2022, the Company had 201,190,621 issued and 200,885,621 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 305,000 shares in treasury.

In the third quarter of 2022, the Company paid an aggregate of $120.5 million, or $0.60 per share in dividends to its shareholders related to its second quarter 2022 results.

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10. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6, "Leases", the Company leased eight vessels from SFL during the third quarter of 2022.

In addition to charter hire for the eight vessels leased from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

With reference to Note 7, "Equity securities", in January 2022 SwissMarine fully repaid the outstanding shareholder loan of $5.4 million to the Company. The outstanding balance of the shareholder loan to TFG as of September 30, 2022, amounts to $0.9 million.

Pursuant to its agreement with TFG, the Company paid $147.8 million for bunker procurement in the nine months ended September 30, 2022. As of September 30, 2022, amounts payable to TFG totaled $13.7 million.

11. Commitment and contingencies

As of September 30, 2022, the Company had ten vessels under construction and outstanding contractual commitments of $271.8 million due by the first quarter of 2025. In 2023, six out of the ten newbuildings are expected to be delivered, with remaining contractual commitments of approximately $174.0 million due. Contractual commitments will be financed through proceeds from sale of vessels, operating cash flows and debt financing to be established closer to the delivery of the newbuildings.

With reference to Note 7, "Equity securities", the Company has a $30.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with TFG. As of September 30, 2022, there is no exposure under this guarantee.

12. Subsequent events

In October 2022, the Company introduced a share buy-back program of up to $100.0 million to purchase up to an aggregate of 10,000,000 of the Company's common shares for a period up to 12 months, commencing October 4, 2022.

On November 16, 2022, the Company announced a cash dividend of $0.35 per share in respect of the third quarter of 2022, which is payable on or about December 5, 2022, to shareholders of record on November 28, 2022. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about December 7, 2022.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2022
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(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, sale of investments in associates, bargain purchase gain arising on consolidation, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2022
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(in thousands of $)	Three months ended September 30, 2022	Three months ended June 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Net income	104,565	163,749	195,329	393,638	323,403
Interest income	(725)	(240)	(76)	(1,020)	(330)
Interest expense	15,131	12,113	10,846	37,285	29,400
Income tax expense	35	30	30	100	80
Depreciation	32,477	32,534	33,299	97,445	90,345
Amortization of time charter party out contracts	—	—	45	—	1,055
Earnings before Interest Taxes Depreciation and Amortization	151,483	208,186	239,473	527,448	443,953
Impairment loss on vessels	—	—	—	—	4,187
Gain from disposal of vessels	(21,856)	(9,516)	(4,860)	(31,372)	(4,860)
Gain on derivatives	(11,391)	(7,127)	(5,598)	(37,268)	(29,254)
Other financial items	(48)	100	637	381	673
Adjusted Earnings before Interest Taxes Depreciation and Amortization	118,188	191,643	229,652	459,189	414,699

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the merger with Knightsbridge Shipping Limited). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

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(in thousands of $)	Three months ended September 30, 2022	Three months ended June 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Total operating revenues	282,049	316,665	387,618	863,898	821,373
Add: Amortization of time charter party out contracts	—	—	45	—	1,055
Add: Other operating income (expenses)	—	—	792	(413)	4,351
Less: Other revenues*	659	287	236	1,109	1,250
Net time and voyage charter revenues	281,390	316,378	388,219	862,376	825,529
Less: Voyage expenses & commission	86,460	66,628	81,734	209,361	183,922
Time charter equivalent income	194,930	249,750	306,485	653,015	641,607

  *adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company's entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company's method of calculating TCE rate for each vessel type is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company's possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company's possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company's possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2022
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(in thousands of $, except for TCE rate and days)	Three months ended September 30, 2022	Three months ended June 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
TCE Income Capesize vessels	115,716	156,277	203,449	396,502	424,207
TCE Income Panamax vessels and Ultramax vessels	79,214	93,473	103,036	256,513	217,401
Total Time charter equivalent income	194,930	249,750	306,485	653,015	641,608

in days
Fleet onhire days Capesize vessels	5,107	5,097	5,334	15,229	14,835
Fleet onhire days Panamax and Ultramax vessels	3,362	3,389	4,166	10,289	10,851
Total Fleet onhire days	8,469	8,486	9,500	25,518	25,686
in $ per day
TCE per day Capesize vessels	22,658	30,661	38,142	26,036	28,595
TCE per day Panamax and Ultramax vessels	23,562	27,581	24,733	24,931	20,035
Time charter equivalent rate	23,017	29,431	32,262	25,590	24,979

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